Exhibit A


                  [Letterhead of Symbol Technologies, Inc.]


                                          July 25, 2002



Mr. John Wood
Chairman of the Board and
  Chief Executive Officer
@POS.com, Inc.
3051 North First Street
San Jose, CA  95134 U.S.A.

Dear John:

          We are pleased to propose that Symbol Technologies, Inc. acquire all of the outstanding equity interests in @POS.com Inc. (the "Company") for an aggregate purchase price of $5.5 million. The proposed transaction would be effected through a customary negotiated two-step merger agreement, whereby Symbol would make a tender offer for all of the outstanding common stock of the Company.

          We have reviewed the Asset Purchase Agreement dated June 26, 2002 among the Company, Crossvue, Inc. and Hand Held Products, Inc. and are confident that the Company's Board will conclude that our proposal constitutes a "Superior Proposal" as defined in such Asset Purchase Agreement. In addition to the higher consideration for your shareholders contemplated by our proposal, we believe that our proposed transaction would have a number of significant advantages over the transaction contemplated by the Asset Purchase Agreement, including the absence of any hold-back provision or any risk that the value available to shareholders would be reduced by the Company's retained liabilities. We also believe that our proposed transaction would have fewer conditions, can be competed substantially faster and is potentially more tax efficient for your shareholders.

          In addition, we are prepared to fund (i) up to $400,000 of interim working capital advances prior to the execution of a definitive agreement between Symbol and the Company, (ii) a loan to the Company in an amount necessary to fully repay HHP under the Convertible Promissory Note dated June 26, 2002 (including any break-up fee payable) simultaneously with the execution of such definitive agreement and (iii) thereafter provide additional working capital advances to the Company, which loan and advances under clauses (i),
(ii) and (iii) will not exceed $2,000,000 in the aggregate. Such loan and advances shall be on terms substantially the same as the Convertible
Promissory Note currently held by HHP.

Mr. John Wood
July 25, 2002
Page 2 of 2


          Symbol intends to obtain the funds necessary to complete the transaction from existing cash balances. As we are sure you are aware, we are the global leader in mobile data transaction systems with annual revenues in excess of $1 billion dollars and with a market capitalization (even at today's depressed levels) in excess of $1 billion.

          Our proposal is subject only to the following conditions: (i) the completion of satisfactory due diligence to be conducted by us and our advisors and (ii) the negotiation and execution of definitive agreements on terms satisfactory to the parties thereto. We have reviewed the publicly available information on the Company and we believe that our due diligence would be completed expeditiously and would not delay the execution of definitive agreements (which we hope would be executed as early as the end of next week).

          If the Company determines to promptly accept our proposal, the transaction could be completed as early as the beginning of September 2002. Unless earlier accepted, this proposal will terminate at 5:00 PM on July 26, 2002.

          We look forward to discussing this proposal and negotiating definitive agreements with you immediately. In responding to us or in seeking further information concerning our proposal, or for any other matter, please call me at (631) 738-4765.

                                          Sincerely yours,

                                          /s/ Leonard Goldner

                                          Leonard Goldner
                                          Executive Vice President and
                                          General Counsel

Cc:      R. Bravman